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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                   CPB Inc.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                   125903 5
        _______________________________________________________________
                                (CUSIP Number)

                 Robert W. Bulger, The Sumitomo Bank, Limited
                      277 Park Avenue, New York, NY 10172
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 1,2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (s)(s)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the
following box.   [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (s)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


===============================================================================

                                 SCHEDULE 13D

-----------------------                                  ---------------------
CUSIP NO. 125903 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Sumitomo Bank, Limited (13-5611820)

------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4    Not applicable

------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6    3-2, Marunouchi 1-chome
     Chiyoda-ku, Tokyo, JAPAN

------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7    757,969(1) (after sale)

  NUMBER OF

   SHARES       --------------------------------------------------------------
                     SHARED VOTING POWER
BENEFICIALLY    8    0

  OWNED BY
                --------------------------------------------------------------
    EACH             SOLE DISPOSITIVE POWER
                9    757,9691(1)
  REPORTING

   PERSON       --------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
    WITH        10   0

-----------------------
(1) Includes 46,219 shares which may be issued pursuant to the exercise of warrants granted pursuant to a Share Purchase Agreement between the Issuer and the Reporting Person.

-------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                11   757,969(1)

------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*
                12
                     [_]
------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13   8.2% (after sale)

------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
                14
                     BK, CO
------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
         -------------------

        [Restated below is the text of the response made by The Sumitomo Bank, Limited, a Japan corporation ("Sumitomo") in its Schedule 13D filing made on January 29, 1988.]

        This Schedule 13D relates to the common stock, par value $5.00 per share (the "Common Stock") of CPB Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are at 220 South King Street, P. O. Box 3590, Honolulu, Hawaii 96811.

        [Sumitomo made the following revisions to its original response, by its filing made on October 5, 1999.]

        This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of CPB Inc., a Hawaii corporation (the "Company"). The Company's principal executive office is at 220 South King Street, Honolulu, Hawaii 96811.

        [Sumitomo makes the following revision to its original response.]

        Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        This statement is filed by The Sumitomo Bank, Limited, a Japan corporation ("Sumitomo"). Sumitomo's principal business is banking and financial services. The address of its principal office is 22, Kitahama 5-chome, Higashi-ku, Osaka, Japan. The address of its principal office in the United States is One World Trade Center, Suite 9651, New York, New York 10048.

        (d) During the last five years, no executive officer, director or control person of Sumitomo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, no executive officer, director or control person of Sumitomo has been a party to a civil proceeding of a judicial or

----------------
(1) Includes 46,219 shares which may be issued pursuant to the exercise of warrants granted pursuant to a Share Purchase Agreement between the Issuer and the Reporting Person.

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        [Sumitomo made the following revisions to its original response, by its filing made on October 5, 1999.]

        This statement is filed by Sumitomo whose principal business is banking and financial services. The address of its principal office is 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. The address of its principal office in the United States is 277 Park Avenue, New York, NY 10172.

        (d) During the last five years, no executive officer, director or control person of Sumitomo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, no executive officer, director or control person of Sumitomo has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        [Sumitomo makes the following revision to its original response.]

        Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        On January 29, 1988, Sumitomo exercised warrants to purchase 15,920 shares of the Company's Common Stock. The price paid by Sumitomo upon the conversion of the warrants was $24.00 per share, for a total purchase price of $382,080. The total amount of such purchase price came from Sumitomo's working capital. No funds were borrowed or otherwise obtained for the purpose of acquiring the Company's Common Stock.

        [Sumitomo makes the following revisions to its original response.]

        Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        Sumitomo has maintained a 13.734% ownership interest in the Company since the Company was organized in 1982. The Company is a domestic bank holding company owning all of the shares (less directors' qualifying shares) of Central Pacific Bank. Prior to the organization of the Company in 1982, Sumitomo had similarly maintained a 13.734% ownership interest in Central Pacific Bank. Until December 16, 1986, Sumitomo's acquisition of the Company's Common Stock and of the common stock of Central Pacific Bank had been made pursuant to Sumitomo's preemptive rights under the Articles of Incorporation of the Company and Central Pacific Bank, respectively.

        On December 16, 1986, the Company's shareholders voted to eliminate shareholders' preemptive rights from the Company's Articles of Incorporation and to ratify the Share Purchase Agreement dated November 20, 1986 entered into between the Company and Sumitomo (the "Agreement"). The Agreement is described in more detail under Item 6 and is filed herewith as Exhibit A.

        The purpose of Sumitomo's acquisition of 15,920 shares of the Company's Common Stock upon the conversion of warrants on January 29, 1988 was to maintain Sumitomo's 13.734% ownership interest in the Company. Other than maintaining its 13.734% ownership interest in the Company as provided in the Agreement, Sumitomo has no present plan or proposal which relates to or which would result in:

        (a) the acquisition of additional securities or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction involving the company or its subsidiary;

        (c) a sale or transfer of a material amount of assets of the Company or its subsidiary;

        (d) any change in the present board of directors or management of the Company;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the business or corporate structure of the Company;

        (g) changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

        (h) causing the Common Stock of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to those enumerated above.

        Although Sumitomo has no present intention to acquire or dispose of additional securities of the Company except to maintain its 13.734% ownership interest in the Company as set forth in the Agreement, by making this statement Sumitomo does not place any legal restraints on its right to acquire or dispose of securities of the Company consistent with applicable laws and regulations.

        [Sumitomo makes the following revisions to its original response.]

        Sumitomo's sale of Common Stock is made pursuant to the Company's share repurchase program. Sumitomo may dispose of some or all of its remaining shares of the Company's Common Stock over the upcoming year.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        (a) As of January 29, 1988, Sumitomo is the beneficial owner of 124,695 shares of Common Stock of the Company. Following the conversion of warrants to purchase 15,920 shares of the Common Stock of the Company on January 29, 1988, the Company currently has 907,920 shares of Common Stock outstanding. Sumitomo's 124,695 shares represent 13.734% of the outstanding shares of Common Stock of the Company.

        (b) Sumitomo has the sole power to vote and to dispose of all of the

124,695 shares of the Company's Common Stock which it holds. Sumitomo does not share power to vote or to dispose of any shares of the Company's Common Stock.

        (c) Other than the transaction described in Item 3 and Item 4 above, Sumitomo has not effected any other transactions in the Company's Common Stock during the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

        [Sumitomo made the following revisions to its original response, by its filing made on October 5, 1999.]

        (a) As of September 22, 1999, Sumitomo is the beneficial owner of 1,273,913 shares of Common Stock of the Company. The Company announced its third stock repurchase program on September 14, 1999, which repurchase up to approximately 5% or 485,000 shares of its own Common Stock outstanding.

        On September 23, 1999, the Company repurchased 300,000 shares from Sumitomo in conjunction with this program. After the repurchase from Sumitomo, the Company currently has 9,381,394 shares of Common Stock outstanding. Sumitomo's 973,913 shares represent 10.4% of the outstanding shares of Common Stock of the Company.

        (b) Sumitomo has the sole power to vote and to dispose of all of the 973,913 shares of the Company's Common Stock which it holds. Sumitomo does not share power to vote or to dispose of any shares of the Company's Common Stock.

        (c) Other than the transaction described in Item 5-(a) above, Sumitomo has not effected any other transactions in the Company's Common Stock during the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

        [Sumitomo makes the following revisions to its original filing.]

        (a) As of April 30, 2000, Sumitomo is the beneficial owner of 1,020,1321 shares of Common Stock of the Company.

        On May 1, 2000, the Company repurchased 262,163 shares from Sumitomo in conjunction with its share repurchase program. After the repurchase from Sumitomo, the Company currently has 9,236,657 shares of Common Stock outstanding, according to the Company's most recent proxy statement. Sumitomo's 757,9691 shares represent 8.5% of the outstanding shares of Common Stock of the Company.

        (b) Sumitomo has the sole power to vote and to dispose of all of the 757,9691 shares of the Company's Common Stock which it holds. Sumitomo does not share power to vote or to dispose of any shares of the Company's Common Stock.

        (c) Other than the transaction described in Item 5-(a) above, Sumitomo has not effected any other transactions in the Company's Common Stock during the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

---------------------
(1) Includes 46,219 shares which may be issued pursuant to the exercise of warrants granted pursuant to a Share Purchase Agreement between the Issuer and the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        As described in Item 4 above, Sumitomo and the Company entered into the Agreement on November 20, 1986. The Agreement generally provides that the Company will not issue shares of its Common Stock or issue any obligations or securities convertible into Common Stock without giving Sumitomo the opportunity to purchase additional shares in order to maintain its 13.734% ownership interest in the Company. The Agreement provides that the Company will issue warrants to Sumitomo in connection with any Common Stock or options on Common Stock issued pursuant to any employee incentive plan, including any employee stock ownership plan ("ESOP") or incentive stock option plan ("ISOP"). Conversion of the warrants to shares of Common Stock would maintain Sumitomo's 13.734% interest in the Common Stock of the Company.

        In the case of warrants tied to the issuance of Common Stock to an ESOP, the Agreement provides (i) that Sumitomo must notify the Company within ninety days of Sumitomo's receiving notice that shares were issued to the ESOP of Sumitomo's intent to exercise the warrants, (ii) that the warrants are immediately convertible into shares of the Company's Common Stock and (iii) that Sumitomo shall convert the warrants at the same price per share paid by the ESOP. In the case of warrants tied to options granted pursuant to an ISOP, the Agreement provides (i) that Sumitomo may convert the warrants once the underlying options are exercised by the holders of the options, (ii) that Sumitomo will convert the warrants for shares of Common Stock at the fair market price of the Company's Common Stock at the time of the conversion and (iii) that the term of the warrants will be five years.

        [Sumitomo makes the following revisions to its original response.]

        Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

        [Restated below is the text of the response made by Sumitomo in its
Schedule 13D filing made on January 29, 1988.]

        A copy of the Agreement between Sumitomo and the Company described in
Item 4 and Item 6 above is filed herewith as Exhibit A.

        [Sumitomo makes the following revisions to its original response.]

        Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 3, 2000
--------------------------------------------------------------------------------
Date



/s/ Shuntaro Higashi
--------------------------------------------------------------------------------
Signature


Shuntaro Higashi, General Manager of International Planning
Department
--------------------------------------------------------------------------------
Name/Title